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                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                          American Electromedics Corp.
                                (Name of Issuer)

                    Common Stock, $ 0.10 par value per share
                         (Title of Class of Securities)

                                   025569-104
                                 (CUSIP Number)

                                November 17, 1999
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





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CUSIP No. 025569-104
Page 2 of 6 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                          New Emerson Capital LLC
                                          52-2201402
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                1,050,000
SHARES
               -----------------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 -0-
OWNED BY
               -----------------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                                                1,050,000
REPORTING
               -----------------------------------------------------------------
PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 -0-
--------------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT
             BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 1,050,000
--------------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES *                       [ ]
--------------------------------------------------------------------------------

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CUSIP No. 025569-104
Page 3 of 6 Pages


     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                7.9%
--------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON *
                                                 OO
--------------------------------------------------------------------------------



Item 1(a).     Name of Issuer:

      The name of the issuer is American Electromedics Corp. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

      The Company's principal executive offices are located at 13 Columbia Drive, Suite 18, Amherst, New Hampshire 03031.


Item 2(a).     Name of Person Filing:

      This statement is filed by:
            New Emerson Capital LLC, a limited liability company organized under the laws of the State of Delaware, with respect to the shares of Common Stock beneficially owned by it.

              The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2(b).     Address of Principal Business Office or, if None, Residence:

      The address of the business office of the Reporting Persons is 1096 Emerson Avenue, Teaneck, NJ 07666-2706.

Item 2(c).     Citizenship:

            New Emerson Capital LLC is a limited liability company organized under the laws of the State of Delaware.

Item 2(d).     Title of Class of Securities:

 Common Stock, $0.10 par value per share (the "Common Stock")


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CUSIP No. 025569-104
Page 4 of 6 Pages

Item 2(e).  CUSIP Number:     025569-104

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

            (a)   [ ]   Broker or dealer registered under Section 15 of the Act,

            (b)   [ ]   Bank as defined in Section 3(a)(6) of the Act,

            (c)   [ ]   Insurance Company as defined in Section 3(a)(19) of the
                        Act,

            (d)   [ ]   Investment Company registered under Section 8 of the
                        Investment Company Act of 1940,

            (e)   [ ]   Investment Adviser registered under Section 203 of
                        the Investment Advisers Act of 1940,

            (f)   [ ]   Employee Benefit Plan or Endowment Fund in
                        accordance with 13d-1 (b)(1)(ii)(F),

            (g)   [ ]   Parent Holding Company or control person in
                        accordance with Rule 13d-1 (b)(ii)(G),

            (h)   [ ]   Savings Associations as defined in Section 3(b) of
                        the Federal Deposit Insurance Act,

            (i)   [ ]   Church Plan that is excluded from the definition of an
                        investment company under Section 3(c)(14) of the Investment Company Act of 1940,

            (j)   [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to 13d-1(c), check this box: [x]


Item 4.   Ownership.

New Emerson Capital LLC
                  (a)   Amount beneficially owned: 1,050,000 shares of Common
Stock


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CUSIP No. 025569-104
Page 5 of 6 Pages


                  (b) Percent of class: 7.9% The percentages used herein and in the rest of Item 4 are calculated based upon their being 13,228,267 shares of Common Stock outstanding.
                  (c)   (i)   Sole power to vote or direct the vote: 1,050,000
                        (ii)  Shared power to vote or direct the vote: -0-
                        (iii) Sole power to dispose or direct the disposition:
                              1,050,000
                        (iv)  Shared power to dispose or direct the disposition:
                              -0-




Item 5.     Ownership of Five Percent or Less of a Class.

      Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      Not applicable.


Item 8.  Identification and Classification of Members of the Group.

      Not applicable.


Item 9.  Notice of Dissolution of Group.

      Not applicable.


Item 10.  Certification.

      Each of the Reporting Persons hereby makes the following certification:


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CUSIP No. 025569-104
Page 6 of 6 Pages




            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  November 29, 1999

                                    NEW EMERSON CAPITAL LLC


                                    By: /s/ Howard Feder
                                        ---------------------
                                    Name: Howard Feder
                                    Title: Manager